September 12, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch Laura Nicholson John Hodgin Sandra Wall Steve Lo Craig Arakawa

Re:	Trio Petroleum Corp. Draft Registration Statement on Form S-1 Submitted March 17, 2022 CIK No. 0001898766

Dear Ms. Packebusch:

This letter responds to the correspondence from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2022 (the “Comment Letter”) providing comments on the above-referenced Draft Registration Statement on Form S-1 (DRS), submitted March 17, 2022 (the “DRS”) by Trio Petroleum Corp., a Delaware corporation (the “Company”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form S-1 (the “S-1”). We will separately provide you with a courtesy copy of the S-1 that is redlined against the DRS. The remainder of this letter responds to the Staff’s comments on the DRS, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S-1, submitted on the date hereof, where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1 submitted March 17, 2022

Prospectus Summary, page 3

1.	We note your disclosure that Measure Z, if upheld by California’s Supreme Court, may increase regulations in Monterey County and materially affect your business. Please revise to describe Measure Z and to clarify how it would materially affect your business, if upheld.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 43 of the S-1 to describe Measure Z and clarify how Measure Z would materially affect the Company’s business if upheld by the California Supreme Court.

Risk Factors, page 12

2.	We note your disclosure on page 24 that your certificate of incorporation and bylaws will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. Please reconcile such disclosure with the risk factor caption that refers to “state or federal court located within the state of Delaware” as the exclusive forum for certain claims. We also note your disclosure that the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or the rules and regulations thereunder. Please revise to clarify whether you are referring to the exclusive forum provisions set forth in both your certificate of incorporation and your bylaws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the S-1 to revise its risk factor caption to refer to the Court of Chancery of the State of Delaware as the exclusive forum for certain claims. In addition, the Company has revised its disclosure to clarify that the sentence talking about the “provision [that] would not apply” is referring to the exclusive forum provision set forth in the Company’s Certificate of Incorporation and Bylaws.

Business

Description of Oil and Gas Property and Current Operations, page 45

3.	Expand your disclosure to provide the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years. Refer to Item 1205 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the S-1 to clarify that there have been no net productive or dry development and exploratory wells drilled during any of the last three fiscal years.

4.	Please expand the description of your oil and gas property to separately disclose the total gross and net developed and undeveloped acreage amounts. Refer to Items 1208(a), 1208(b) and the definitions in Item 1208(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the S-1 to disclose the total gross and net developed and undeveloped acreage amounts.

5.	Your filing identifies six existing wells on your leases. Please expand your disclosure to provide the total number of gross and net productive wells on your acreage. Refer to Item 1208(a) and the definitions in Item 1208(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the S-1 to provide the total number of gross and net productive wells on its acreage.

Evaluation and Review of Hydrocarbons In-Place, Reserves, and Net Revenue, page 46

6.	You disclose that KLS Petroleum Consulting LLC (“KLSP”) prepared a third party report entitled “Reserves Attributable to Trio Petroleum Corp South Salinas Area for Development Plans Phases 1 and 2” and a parallel and related analysis prepared by KLSP for the entire project. Please expand the disclosure under Experts on page 78 to acknowledge your third party engineering firm, obtain and file a copy of your third party’s reserve reports and their consent as exhibits to the Registration Statement on Form S-1. Refer to Item 1202(a)(8) of Regulation S-K, the disclosure requirements for the reserves report pursuant to Items 1202(a)(8)(i) through (x) of Regulation S-K, and Item (601)(b)(23) of Regulation S-K regarding consents, respectively.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 76 of the S-1 to include disclosure acknowledging KLSP as an expert. The Company hereby advises the Staff it has filed as exhibits to the Registration Statement the reserve reports prepared by KLSP and also KLSP’s consent to use these reports.

7.	Please expand the description of the evaluation of your reserves to discuss the internal controls used by Trio Petroleum Corporation in its reserves estimation effort and disclose the qualifications of the technical person within Trio Petroleum Corporation primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the S-1 to discuss the internal controls used in the reserve estimation effort, and disclosed how Terry B. Eschner, the Company’s president, has the technical qualifications to oversee effective internal control throughout this process.

8.	Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the S-1 to provide a general discussion of the technologies used to establish the appropriate level of certainty for its reserve estimates.

Disclosure of Original Hydrocarbons In-Place at November 1, 2021, page 47

9.	We note that you disclose estimates of the net quantities of hydrocarbons in-place, e.g. OOIP and OGIP, and acknowledge on page 47 that these estimates are “not reserves.” The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publicly filed with the Commission of estimates of oil or gas resources other than reserves, while Item 1201(c) of Regulation S-K indicates that any estimates disclosed should conform to the definitions set forth in Rule 4-10(a) of Regulation S-X. If your estimates do not meet the reserve definitions under Rule 4-10(a) of Regulation S-X, such disclosures, along with your disclosure of the estimates of the net quantities of hydrocarbons in-place presented throughout the Registration Statement on Form S-1 should be removed.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the S-1 to remove references to disclosures of net quantities of hydrocarbons in-place for its oil or gas resources other than reserves.

Disclosure of Reserve Volumes and Reserve Values at November 1, 2021, page 48

10.	Please expand your discussion to disclose the total number of wells, the related activities including the permits and infrastructure required, timing and dollar amounts of expenditures attributed to the full field development, e.g. the Entire Project. Refer to Rule 4-10(a)(26) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the S-1 to disclose the total number of wells, the related activities including the permits and infrastructure required, timing and dollar amounts of expenditures attributed to the full field development.

11.	Please expand the tabular presentation of probable and possible reserves, by individual product type, to additionally provide the net quantities of these reserves that are developed and undeveloped as of November 1, 2021 for each of the development phases that you disclose. Refer to Item 1202(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the S-1 to clarify at all reserves in the aforementioned table may be considered undeveloped as of November 1, 2021.

12.	Please revise the tabular presentation provided on page 49 and the disclosures presented throughout the Registration Statement on Form S-1 to remove the arithmetic summation of information relating to the individual estimates from probable and possible reserve categories. Additionally, expand your disclosure to include a discussion of the uncertainty relating to your probable and possible reserves and incorporate the appropriate cautionary language indicating such estimates and the related future cash flows have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed arithmetically with each other. Refer to Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the S-1 to discuss the uncertainty related to probable and possible reserves, and incorporated cautionary language indicating such estimates and the related future cash flows have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed arithmetically with each other. In addition, the Company has revised its disclosure throughout the S-1 to remove arithmetic summation of information relating to individual estimates from probable and possible reserve categories.

13.	If you disclose the estimated net quantities of your probable and possible reserves in terms of a product in barrels of equivalent, then expand your disclosure to provide the basis for such equivalency. Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the S-1 to discuss the basis for its disclosure of estimated net quantities of probable and possible reserves in terms of a product in barrels equivalent.

Principal Stockholders, page 59

14.	We note your disclosure in note 7 to the table on page 60 that certain of the shares held by Stan Eschner were issued pursuant to an escrow agreement with Trio Petroleum Corp. Please revise to disclose any material terms of such escrow agreement.

Response: In Response to the Staff’s comment, the Company has revised its disclosure on page 59 of the S-1 to clarify that Mr. Eschner did not receive shares pursuant to an escrow agreement, and that only GencapFund I LLC and Primal Nutrition Inc. did.

Exhibits

15.	Please file the following agreements as exhibits, or tell us why you do not believe they are required to be filed:
●	the Purchase and Sale Agreement with Trio Petroleum, LLC;
●	the note payable to Trio Petroleum LLC, and any amendments to such agreement;
●	agreements relating to the registrant’s leases described on page F-15; and
●	the Securities Purchase Agreement with GPL Ventures, LLC described on page F-17, and any related promissory notes.

Refer to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

Response: The Company hereby advises the Staff that it has filed the aforementioned exhibits.

General

16.	Certain of your disclosures appear to refer to the South Salinas Project as an approximately 8,600 acreage property, while other disclosures refer to the “10,000-acre South Salinas Project.” Please reconcile or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the S-1 to clarify that the South Salinas Project is an approximately 8,600-acre property, not an 10,000-acre property.

17.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Please contact me at +1 914 329 6625 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Frank C. Ingriselli, Chief Executive Officer